SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LAM RESEARCH CORPORATION
(Name of Subject Company (Issuer) and Filing Person (offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
512807108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

George M. Schisler, Jr.
Vice President, General Counsel and Secretary
Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538
(510) 572-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copy to:
Mark Weeks, Esq.
Richard A. Grimm, Esq.
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
(650) 324-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$28,186,619.04	$1,107.73

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $28,186,619.04 calculated based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Global Select Market on March 31, 2008.
 ☐     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
 ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
 ☐     third party tender offer subject to Rule 14d-1.
 ☑     issuer tender offer subject to Rule 13e-4.
 ☐     going-private transaction subject to Rule 13e-3.
 ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX OF EXHIBITS
EXHIBIT (a)(1)(A)
EXHIBIT (a)(1)(C)
EXHIBIT (a)(1)(D)
EXHIBIT (a)(1)(E)
EXHIBIT (a)(1)(F)
EXHIBIT (a)(1)(G)
EXHIBIT (a)(1)(H)
EXHIBIT (a)(1)(I)
EXHIBIT (a)(1)(J)
EXHIBIT (a)(1)(K)
EXHIBIT (a)(1)(L)
EXHIBIT (a)(1)(M)
EXHIBIT (a)(1)(N)
EXHIBIT (a)(1)(O)
EXHIBIT (a)(1)(P)
EXHIBIT (a)(1)(Q)
EXHIBIT (a)(1)(R)
EXHIBIT (a)(1)(S)
EXHIBIT (a)(1)(T)
EXHIBIT (a)(1)(U)
EXHIBIT (a)(1)(V)
EXHIBIT (a)(1)(W)
EXHIBIT (a)(1)(X)

     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Lam Research Corporation, a Delaware corporation (the “Company”) to amend certain options that 1) were granted under the Company’s Amended and restated 1999 Stock Option Plan; 2) have an exercise price per share that was less, or may have been less, than the fair market value per share of the common stock underlying the option on the option’s accounting measurement date; 3) were unvested as of December 31, 2004 (if only a portion of an option was unvested on such date, only the unvested portion is subject to the Offer); and 4) are outstanding as of the expiration date of the Offer (collectively, such options are “Eligible Options”) and which are held by eligible employees subject to taxation in the United States so that such employees may avoid potential adverse tax consequences under Internal Revenue Code Section 409A and, as applicable, similar provisions of state law. Pursuant to the Offer, eligible employees may elect to (i) have Eligible Options amended to increase their exercise prices per share to be equal to what the fair market value per share of the Company’s common stock was on the option’s deemed grant date and (ii) receive from the Company a cash payment with respect to such amended options equal to the difference between the new exercise price of the amended option and the original exercise price of each Eligible Option, less applicable tax withholding, all upon the terms and subject to the conditions set forth in the Offer to Amend. The Offer is currently set to expire at 11:59 p.m., Eastern Daylight Time, on Thursday, May 1, 2008, but may be extended (the “Expiration Date”).
     The Offer is being made for compensatory purposes in order to minimize or avoid potentially material adverse personal tax consequences to eligible employees. The Offer is being made in compliance with the Exemptive Order granted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on March 26, 2007 (which such Exemptive Order was issued in connection with relief requested by Chordiant Software, Inc.) and the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes, issued on March 21, 2001.
ITEM 1. SUMMARY TERM SHEET.
     The information set forth under the heading “Summary Term Sheet and Questions and Answers” in the Offer to Amend, dated April 3, 2008 (as it may be amended or supplemented from time to time, the “Offer to Amend”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and address.

The name of the issuer is Lam Research Corporation. The address of its principal executive offices is 4650 Cushing Parkway, Fremont, CA 94538 and the telephone number at that address is (510) 572-0200.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to the Eligible Options. As of April 3, 2008, Eligible Options to purchase up to a total of 741,168 shares of the Company’s common stock were outstanding. The information set forth in the Offer to Amend on the introductory pages and under the heading “Summary Term Sheet and Questions and Answers” and under the heading “The Offer” is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Amend under the heading “The Offer — Price range of common stock underlying the options” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)	Name and address.

The Company is the filing person and the subject company. The information set forth under Item 2(a) above and in Schedule A to the Offer to Amend (“Information Concerning the Directors and Executive Officers of Lam Research Corporation”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material terms.

The information set forth in the Offer to Amend on the introductory pages and under the heading “Summary Term Sheet and Questions and Answers” and under the heading “The Offer” is incorporated herein by reference.

(b)	Purchases.

None of the members of the Company’s Board of Directors or its officers subject to Section 16(a) of the Securities Exchange Act of 1934 are eligible to participate in the Offer other than Ernest E. Maddock, our Senior Vice President, Global Operations, Abdi Hariri, our Group Vice President, Customer Support Business Group, Thomas J. Bondur, our Vice President, Global Field Operations, and Martin B. Anstice, our Senior Vice President, Chief Financial Officer and Chief Accounting Officer, who are eligible to participate in the Offer because they were not officers subject to Section 16(a) of the Securities Exchange Act of 1934 as of the date on which Eligible Options were granted to them. The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Amend under the heading “The Offer — Purpose of the Offer” is incorporated herein by reference.

(b)	Use of securities acquired.

The information set forth in the Offer to Amend under the heading “The Offer — Acceptance of Eligible Options for amendment and promise to make cash payment” and under the heading “The Offer — Status of options amended by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under the heading “The Offer — Purpose of the Offer” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of funds.

The information set forth in the Offer to Amend under the heading “The Offer — Source and amount of consideration; terms of amended Eligible Options” and under the heading “The Offer — Fees and expenses” is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under the heading “The Offer — Conditions of the Offer” is incorporated herein by reference.

(c)	Borrowed funds.

Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities ownership.

The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)	Solicitations or recommendations.

Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial information.

The information set forth in the Offer to Amend under the heading “The Offer — Information concerning Lam Research” and “The Offer — Additional information” is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended June 24, 2007 is incorporated herein by reference. Item 1 (“Financial Information”) of the Company’s Quarterly Reports on Form 10-Q for its fiscal quarters ended September 23, 2007 and December 23, 2007 are incorporated herein by reference.

(b)	Pro forma information.

Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, regulatory requirements and legal proceedings.

The information set forth in the Offer to Amend under the heading “The Offer — Interests of directors and officers; transactions and arrangements concerning the options” and under the heading “The Offer — Legal matters; regulatory approvals” is incorporated herein by reference.

(b)	Other material information.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit
Number	Description

(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated April 3, 2008

(a)(1)(B)	Email to Employees dated April 1, 2008 re Your Stock Options — Important Information*

(a)(1)(C)	Employee Presentation Materials

(a)(1)(D)	Audio Transcript of Employee Presentation

(a)(1)(E)	Form of Email Announcement of Offer to Amend, dated April 3, 2008

(a)(1)(F)	Screenshot of Login Page to Offer website at https://lamrc.equitybenefits.com/

(a)(1)(G)	Screenshot of Welcome Page to Offer website at https://lamrc.equitybenefits.com/ (screenshots 1-4)

(a)(1)(H)	Screenshot of Electronic Election Form (screenshots 1-2)

(a)(1)(I)	Screenshot of Election Review

(a)(1)(J)	Screenshot of Agreement to Terms of Election (screenshots 1-4)

(a)(1)(K)	Screenshot of Print Confirmation—Accept Offer (screenshots 1-2)

(a)(1)(L)	Screenshot of Print Confirmation-Decline Offer (screenshots 1-2)

(a)(1)(M)	Screenshot of Election Information

(a)(1)(N)	Screenshot of Contact Information

(a)(1)(O)	Instructions to Electronic Election Form

(a)(1)(P)	Form of Acknowledgement of Receipt of Election Form (Participants)

(a)(1)(Q)	Form of Acknowledgement of Receipt of Election Form (Non-Participants)

(a)(1)(R)	Form of Email — Reminder Email — Complete your Election

(a)(1)(S)	Form of Email — Reminder Regarding the Expiration of the Lam Tender Offer

(a)(1)(T)	Form of Paper Election Form

(a)(1)(U)	Form of Promise to Make Cash Payment

(a)(1)(V)	Form of Amendment to Stock Option Agreement

(a)(1)(W)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)

(a)(1)(X)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)

(d)(1)(A)
Lam Research Corporation Amended and restated 1999 Stock Option Plan is incorporated herein by reference from the Company’s Registration Statement on Form S-8 (No. 33-127936) filed with the Securities and Exchange Commission on August 28, 2005

*	Previously filed on Schedule TO-C on April 1, 2008
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Lam Research Corporation
By:	/s/ George M. Schisler, Jr.
George M. Schisler, Jr., Vice President, General Counsel and Secretary

Date: April 3, 2008

INDEX OF EXHIBITS

Exhibit
Number	Description

(a)(1)(A)	Offer to Amend Certain Outstanding Options, dated April 3, 2008

(a)(1)(B)	Email to Employees dated April 1, 2008 re Your Stock Options — Important Information*

(a)(1)(C)	Employee Presentation Materials

(a)(1)(D)	Audio Transcript of Employee Presentation

(a)(1)(E)	Form of Email Announcement of Offer to Amend, dated April 3, 2008

(a)(1)(F)	Screenshot of Login Page to Offer website at https://lamrc.equitybenefits.com/

(a)(1)(G)	Screenshot of Welcome Page to Offer website at https://lamrc.equitybenefits.com/ (screenshots 1-4)

(a)(1)(H)	Screenshot of Electronic Election Form (screenshots 1-2)

(a)(1)(I)	Screenshot of Election Review

(a)(1)(J)	Screenshot of Agreement to Terms of Election (screenshots 1-4)

(a)(1)(K)	Screenshot of Print Confirmation —Accept Offer (screenshots 1-2)

(a)(1)(L)	Screenshot of Print Confirmation-Decline Offer (screenshots 1-2)

(a)(1)(M)	Screenshot of Election Information

(a)(1)(N)	Screenshot of Contact Information

(a)(1)(O)	Instructions to Electronic Election Form

(a)(1)(P)	Form of Acknowledgement of Receipt of Election Form (Participants)

(a)(1)(Q)	Form of Acknowledgement of Receipt of Election Form (Non-Participants)

(a)(1)(R)	Form of Email — Reminder Email — Complete your Election

(a)(1)(S)	Form of Email — Reminder Regarding the Expiration of the Lam Tender Offer

(a)(1)(T)	Form of Paper Election Form

(a)(1)(U)	Form of Promise to Make Cash Payment

(a)(1)(V)	Form of Amendment to Stock Option Agreement

(a)(1)(W)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Participants)

(a)(1)(X)	Form of Confirmation of Final Election (Post-Expiration Date for Offer Non-Participants)

(d)(1)(A)
Lam Research Corporation Amended and restated 1999 Stock Option Plan is incorporated herein by reference from the Company’s Registration Statement on Form S-8 (No. 33-127936) filed with the Securities and Exchange Commission on August 28, 2005

*	Previously filed on Schedule TO-C on April 1, 2008